Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-fifth Meeting of the Sixth Session of the

Board of Directors of China Life Insurance Company Limited

The twenty-fifth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 23, 2020 in Beijing, Guangzhou, Hong Kong and San Francisco simultaneously by means of video conference. The directors were notified of the Meeting by way of a written notice dated April 9, 2020. All of the Company’s eleven directors attended the Meeting and cast their votes, including Wang Bin, chairman and executive director of the Company, Su Hengxuan and Li Mingguang, executive directors of the Company, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui, non-executive directors of the Company, and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Wang Bin. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on Nominating Ms. Huang Xiumei as the Vice President and the Person in Charge of Finance of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Ms. Huang Xiumei is still subject to the approval of the China Banking and Insurance Regulatory Commission. Please refer to a separate announcement filed by the Company on the Shanghai Stock Exchange on the same date of this announcement for biography of Ms. Huang Xiumei.

Voting result: 11 for, 0 against, with no abstention

2.	Proposal on the First Quarter Report of the Company for the Year of 2020

The independent directors gave their independent opinions and agreed on the proposal on changes in accounting estimates for the first quarter of the year of 2020. Please refer to a separate announcement filed by the Company on the same date of this announcement for details of the changes in accounting estimates for the first quarter of the year of 2020.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Proposal on Amending the Measures of Investment Management of the Company

Voting result: 11 for, 0 against, with no abstention

4.	Proposal on Amending the Measures of Asset Allocation Management of the Company

Voting result: 11 for, 0 against, with no abstention

5.	Proposal on Carrying out the Business of Treasury Bond Futures by the Company

Voting result: 11 for, 0 against, with no abstention

6.	Proposal on the Solvency Report (C-ROSS) of the Company for the First Quarter of the Year of 2020

Voting result: 11 for, 0 against, with no abstention

7.	Proposal on the Corporate Governance Report of the Company for the Year of 2019

Voting result: 11 for, 0 against, with no abstention

8.	Proposal on the Actuary Report of the Company for the Year of 2019

Voting result: 11 for, 0 against, with no abstention

9.	Proposal on Entering into the Supplementary Agreement for Information Technology Service with China Life Property & Casualty Insurance Company Limited

The transaction constitutes a related party transaction matter of the Company under the regulations of the China Banking and Insurance Regulatory Commission. Affiliated directors Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited April 23, 2020

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